DATED	9th August	2012

(1) BARRY HOULIHAN AND OTHERS

- and -

(2) VELTI PLC

DEED relating to the variation of an agreement dated 14 November 2011 in relation to the sale and purchase of the entire issued share capital of Mobile Interactive Group Limited

THIS DEED is made on     9 August, 2012
BETWEEN:

(1)	BARRY HOULIHAN AND OTHERS as listed in schedule 2 ("Vendors"); and

(2)	VELTI PLC, a company incorporated and registered in Jersey with number 103899 which has its registered office at 22 Grenville Street, St Helier, Jersey JE4 8PX ("Purchaser").
BACKGROUND:

A	The parties entered into an agreement for the sale and purchase of the entire issued share capital of Mobile Interactive Group Limited on 14 November 2011 ("Original Agreement").

B	The parties have now agreed to vary the terms of the Original Agreement as set out below.

C	The Vendor's Representative is authorised, pursuant to clause 19 of the Original Agreement, to execute this agreement on behalf of all the Vendors.
IT IS AGREED as follows:

1.	DEFINITIONS AND INTERPRETATION

1.1	In this agreement:

1.1.1	unless otherwise defined in this agreement, words and expressions defined in the Original Agreement shall apply to this agreement; and

1.1.2
(unless the context otherwise requires) any reference to legislation or a legislative provision includes reference to the legislation or legislative provision as amended or re‑enacted from time to time (whether before or after the date of this agreement) and any prior or subsequent subordinate legislation made under it which is in force from time to time (except to the extent that any amendment, re‑enactment or subordinate legislation made after the date of this agreement would increase or extend the liability of any party under the Original Agreement save as expressly varied in this agreement).

1.2	This agreement incorporates the schedules to it.

2.	VARIATION
The parties agree and declare that, with effect from the date of this agreement, the Original Agreement is varied as follows:

2.1	by deleting the definition of "Final DC Payment Date" and replacing it with:
""Final DC Payment Date" means 31 March 2013 or (if the Purchaser and the Vendors’ Representative agree in writing) 31 January 2013;";

2.2	by deleting part 2 of schedule 9 in its entirety and replacing it with the words “Intentionally blank”;

2.3	by deleting paragraph 2 of part 3 of schedule 9 in its entirety and replacing it with the words “Intentionally blank”;

2.4	by deleting schedule 10 in its entirety and replacing it with schedule 10 as it appears in schedule 1 to this agreement; and

2.5	by deleting the words “part 2 of” before the words “schedule 10” in schedule 1 and paragraph 9.6 of part 4 of schedule 5.

3.	CONFIRMATION

3.1	The parties agree and declare that the Original Agreement shall continue in full force and effect as supplemented, amended, deleted or varied by this agreement.

3.2	No variation of this agreement will be valid unless it is in writing and signed by or on behalf of the Purchaser and the Vendors’ Representative.

4.	SEVERANCE

4.1	If any provision of this agreement is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, that shall not affect or impair:

4.1.1	the legality, validity or enforceability in that jurisdiction of any other provision of this agreement; or

4.1.2	the legality, validity or enforceability under the Law of any other jurisdiction of that or any other provision of this agreement.

4.2
If any illegal, invalid or unenforceable provision of this agreement would be legal, valid or enforceable if some part or parts of it were deleted, such provision shall apply with the minimum deletion(s) necessary to make it legal, valid or enforceable.

5.	CONTRACTS (RIGHTS OF THIRD PARTIES) ACT 1999

5.1
Subject to clause 5.2, a person who is not a party to this agreement will have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this agreement. This clause does not affect any right or remedy of any person which exists or is available otherwise than pursuant to that Act.

5.2	The parties agree that each of the Vendors shall be entitled to rely upon and enforce all of the rights and benefits under this agreement at all times as if party to this agreement

6.	COUNTERPARTS

6.1
This agreement may be executed in any number of counterparts, and by the Purchaser and the Vendors’ Representative on separate counterparts, but shall not be effective until each such party has executed at least one counterpart.

6.2	Each counterpart shall constitute an original of this agreement, but all the counterparts shall together constitute one and the same agreement.

7.	GOVERNING LAW AND JURISDICTION

7.1	This agreement and any disputes or claim arising out of this agreement ("Disputes") are governed by and shall be construed in accordance with English Law.

7.2	Each party irrevocably agrees that the courts of England and Wales shall have exclusive jurisdiction to settle any Dispute.

7.3
Each party irrevocably agrees that the courts of England and Wales are the most appropriate and convenient courts to settle Disputes and, accordingly, no party will argue to the contrary. Further, each party irrevocably agrees that a judgment in any legal action or proceedings brought in the courts of England and Wales in relation to a Dispute shall be conclusive and binding on the parties and may be enforced in the courts of any other jurisdiction.

SCHEDULE 1:
SCHEDULE 10: CONTINGENT EARN OUT CONSIDERATION

Definition:

"Accounting Requirements" means generally accepted accounting principles in the United States of America as promulgated by the Financial Accounting Standards Board.

1.	The Contingent Payment shall be $28,000,000.

2.
The Vendors shall be entitled to Contingent Earn Out Consideration in an amount equal to the Contingent Payment less the Management Bonus. The Management Bonus shall be $2,000,000 and the Contingent Earn Out Consideration shall be $26,000,000.

3.	Intentionally blank.

4.
$14,500,000 shall be satisfied on the Contingent Earn Out Consideration Payment Date by the issue of Loan Notes in the CC Relevant Percentages to all of the Vendors save for Barry Houlihan, Roger Keenan, Peter Williams, Anthony Nelson, Nick Aldridge, Richard Mann, Marcus Kern, Dominic Murray, Steve King, Simon Smith, Gwilym Davies, R L Keenan Family Settlement, Veritas Trust Foundation and GMS Fund One, LLC, whose entitlements to such part of the Contingent Earn Out Consideration shall be satisfied by the payment in cash (rather than Loan Notes) by the Purchaser into the Nominated Account on behalf of those Vendors.

5.
Subject to paragraph 8, the balance of the Contingent Earn Out Consideration (being $11,500,000) shall be satisfied by the issue and allotment to the Vendors on the Contingent Earn Out Consideration Payment Date of the Contingent Earn Out Consideration Shares in the CC Relevant Percentages, credited as fully paid.

6.
If the Contingent Earn Out Consideration Shares are payable and the Purchaser elects to satisfy all or part of such payment by way of the issue and allotment of shares, then the aggregate number of Contingent Earn Out Consideration Shares to be issued shall be equal to X/Y where X is the amount of the Contingent Earn Out Consideration due to be satisfied by the issue of the Contingent Earn Out Consideration Shares which the Purchaser elects not to satisfy by the issue of Loan Notes (or payment in cash) and Y is the average closing price of the Purchaser's ordinary share, as derived from NASDAQ for the 20 Business Days prior to the Final DC Payment Date.

7.	The Contingent Earn Out Consideration shall be paid within 10 calendar days of the Final DC Payment Date.

8.
The Purchaser shall be entitled to serve notice on the Vendors’ Representative at any time prior to the Contingent Earn Out Consideration Payment Date indicating that it wishes to satisfy that all or any part of the part of the Contingent Earn Out Consideration which is to be satisfied by the issue of Contingent Earn Out Consideration Shares by the issue of Loan Notes and payment of cash (as set out below), whereupon paragraph 5 shall be read as if some or all of the part of the Contingent Earn Out Consideration which is to be satisfied by the issue of Contingent Earn Out Consideration Shares (as set out in the Purchaser’s notice) were to be satisfied by the issue of Loan Notes in the CC Relevant Percentage to all of the Vendors save for Barry Houlihan, Roger Keenan, Peter Williams, Anthony Nelson, Nick Aldridge, Richard Mann, Marcus Kern, Dominic Murray, Steve King, Simon Smith, Gwilym Davies, R L Keenan Family Settlement, Veritas Trust Foundation and GMS Zukin Fund One, LLC, whose entitlements to such Contingent

Earn Out Consideration shall be satisfied by the payment in cash (rather than Loan Notes) by the Purchaser into the Nominated Account on behalf of those Vendors, with the balance of such amount being satisfied by the issue, in the CC Relevant Percentages, of Contingent Earn Out Consideration Shares, credited as fully paid.

9.
The Purchaser shall instruct its registrars to update the register of members to reflect the issue and allotment of any Consideration Shares pursuant to paragraphs 5 and 8 above and update the register of loan note holders to reflect the issue of any Loan Notes pursuant to paragraphs 4 and 8, in each case within 10 Business Days of the Contingent Earn Out Consideration Payment Date.

10.
The Purchaser covenants with the Vendors to procure that the Management Bonus shall be paid in cash, net of the adjustment in paragraph 11 below, by the Company (or, failing the Company, shall either procure that another Group Company shall pay or shall itself pay) to managers of the Company as directed by the Vendors’ Representative. For the avoidance of doubt, the parties agree and acknowledge that the Vendors have a legitimate interest in sharing Confidential Information with the Vendors' Representative in order for the Vendors' Representative to agree the allocation of the Management Bonus and accordingly agree that the provisions of clauses 10 and 7.5 shall not apply to the disclosure of Confidential Information (if any) in such circumstances.

11.	The Management Bonus shall be reduced by an amount computed in accordance with the following formula:
(Applicable rate of employer’s NICs / (100 + applicable rate of employer’s NICs)) x Management Bonus;
(the resulting net amount being the "Payable Management Bonus"). The Purchaser shall procure that the Company pays the Payable Management Bonus to the managers in accordance with paragraph 10 above subject only to deduction for PAYE and employee’s national insurance contributions, as applicable to each manager.

12.
The Payable Management Bonus shall be paid on the same day that the Contingent Earn Out Consideration is paid or, if the Purchaser and the Vendors’ Representative agree in writing, on the nearest salary payment date.

SCHEDULE 2:    THE VENDORS

Name	Address
Anthony Nelson	78 Marmon Road, Hove BN3 5FT
Barry Houlihan	Flat 6, 8 Riverdale Road, Richmond TW1 2BT
Ben Cusack	20 Rectory Close, Long Ditton, Surbiton, Surrey KT6 5HR
Cressida Grant	Flat 7, 156‑158 Sutherland Avenue W9 1HP
David Dawson	25 Catherine Drive, Richmond, London TW9 2BX
Dominic Murray	3 Celtic Avenue, Bromley, Kent BR2 0RU
GMS ZUKIN FUND ONE LLC	FAO Ian Aaron, 345 S Crescent Drive, Beverly Hills, CA 90212 USA
Gwilyn Davies	82 Tiddington Road, Stratford upon Avon, Warwickshire CV37 7BA
Henry Burrows	2 Manor Cottages, Station Road, Cobham, Surrey KT11 3BL
Marcus Kern	43 Wellington Road, London E2 7BB
Marie Murray	3 Celtic Avenue, Bromley, Kent BR2 0RU
Martin Man	39 Bernhart Close, Edgware, Middlesex HA8 0SH
Matt Cockett	77 Hatherop Road, Hampton, Middesex TW12 2RQ
Nick Aldridge	40 London Road, Sandy, Beds SG19 1HA
John Peter Williams	30 Egerton Creascent, London SW3 2EB
Veritas Trust Foundation	c/o Dixcart House, Fort Charles, Charlestown, Nevis, West Indies
Richard Mann	10 Cromwell Avenue, Highgate, London N6 5HL
Richard Metcalf	23 Heathfield Road, Bromley, Kent BR1 3RN
Robert Weisz	5 Heathfield Drive, Redhill RH1 5HL
Roger Keenan	14 Douro Place, London W8 5PH
R L Keenan Family Settlement 2002	14 Douro Place, London W8 5PH

Name	Address
Simon Smith	3 Ennismore Gardens, Thames Ditton, Surrey KT7 0YS
Steve King	3 Berkley Court, London TW1 1HA
Tim Dunn	14 Grenville Court, Blacketts Wood Drive, Chorleywood WD3 5PZ
Timothy Sandars	Top Flat, 30 South Island Place, London SW9 0DX
Tra An Oileain Management Consultants Limited	80 Sidney Street, Folkestone, Kent CT19 6HQ
David Glennie	86 York Road, Bedford MK40 3RN
Marc Bowe	27 Parkside, Vanburgh Fields, London SE3 7QG
Duncan Barrett	Flat 2, 8 Frant Road, Tunbridge Wells, Kent TN2 5SE
Emma Potter	No 7 Panmuir Road, London SW20 0PZ
Matt Topham	4 Clare Corner, London SE9 2AE
Barry Hayter	46 Chaldon Road, Coulsdon CR5 1DB
Barry Mitchelson	133 Wymering Mansions, Wymering Road, London W9 2NF
Laura Harding	Flat 1, Springfield Court, Springfield Road, Wimbledon SW19 7AL
James Booth	62 Brookwood Road, Southfields, London SW18 5BY
David Balko	47 Victoria Road, London SW14 8EX
Andrew Jenkins	Flat 36, 3 Cottage Road, Islington, London N7 8TP
John Hassett	48 Mead Road, Richmond, Surrey TW10 7LG
Alex Barnett	21b Battersea Rise, Battersea, London SW11 1HG
Louisa Harris	18 Langton Road, West Molesey, Surrey KT8 2HX
Jonathan Langley	Flat 1, Springfield Court, Springfield Road, Wimbledon SW19 7AL
Will Pickersgill	22 Bedford Close, Ely, Cambridgeshire CB6 3EL
Robert Weisz	5 Heathfield Drive, Redhill RH1 5HL
James Lodge	Apt 3, 29 Stepping Stones, East Morton, Keighley, Bradford BD20 5UG

Name	Address
Beth Wilderspin	44 Barnsbury Road, London N1 0HD
Emma James	Flat 9, Gorham House, Oadland Estate, London SW4 8NH
Victor Martinez	96a Cricklewood Broadway, Cricklewood NW2 3EL